                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2000

                        THE LINCOLN NATIONAL CORPORATION
                   EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN
                            (Full title of the Plan)

                     [Current Registration Number 33-52667]

                          Lincoln National Corporation
                               Centre Square West
                         1500 Market Street, Suite 3900
                             Philadelphia, PA 19102

                 (Name of Issuer and principal executive office)

                                    Form 11-K
                        The Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                                TABLE OF CONTENTS

Facing Sheet

Financial Statements     3-15

Signature                 16

Exhibit 23               Consent of Ernst & Young LLP, Independent Auditors

                       Financial Statements and Schedules

                          LINCOLN NATIONAL CORPORATION
                   EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN

   Years ended December 31, 2000 and 1999 with Report of Independent Auditors

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                              Financial Statements
                                  and Schedules

                     Years ended December 31, 2000 and 1999







                                    CONTENTS

Report of Independent Auditors................................................ 1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits ......................... 2
Statements of Changes in Net Assets Available for Plan Benefits............... 3
Notes to Financial Statements ................................................ 4


Schedules

Schedule of Assets (Held At End of Year)...................................... 9
Schedule of Reportable Transactions ..........................................10

                         Report of Independent Auditors

Lincoln National Corporation Benefits Investment Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Lincoln National Corporation Employees' Savings and Profit-Sharing Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 18, 2001

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

              Statements of Net Assets Available for Plan Benefits


                                                                     DECEMBER 31
                                                                 2000             1999
                                                                 ----             ----

ASSETS
Investments                                             $ 440,991,079    $ 404,656,085
Cash and invested cash (deficit)                             (638,540)        (500,653)
Accrued interest receivable                                    99,652           28,560
Contributions receivable from participating employers      21,367,069        7,787,671
                                                        -------------    -------------
Net assets available for plan benefits                  $ 461,819,260    $ 411,971,663
                                                        =============    =============


See accompanying notes.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

         Statements of Changes in Net Assets Available for Plan Benefits


                                                                          YEAR ENDED DECEMBER 31
                                                                           2000             1999
                                                                           ----             ----

ADDITIONS
Net realized and unrealized appreciation
   in fair value of investments                                   $  24,408,453    $  32,754,997
Investment income:
   Cash dividends -- Lincoln National Corporation                     4,878,633        4,363,540
Interest:
   The Lincoln National Life Insurance Company                        2,875,447        2,164,269
   Other                                                              1,133,593        1,436,071
                                                                  -------------    -------------
Total investment income                                               8,887,673        7,963,880
                                                                  -------------    -------------

Contributions:
   Participants                                                      21,581,799       19,673,240
   Participating employers (net of
     forfeitures: 2000--$40,569; 1999--$43,871)                      24,421,480       10,635,203
                                                                  -------------    -------------
Total contributions                                                  46,003,279       30,308,443
                                                                  -------------    -------------

Total additions                                                      79,299,405       71,027,320

DEDUCTIONS
Distributions to participants                                       (29,268,663)     (29,831,400)
Administrative expenses                                                (183,145)        (235,676)
                                                                  -------------    -------------
Total deductions                                                    (29,451,808)     (30,067,076)
                                                                  -------------    -------------

Net increase in net assets available for plan benefits               49,847,597       40,960,244
Net assets available for plan benefits at beginning of the year     411,971,663      371,011,419
                                                                  -------------    -------------
Net assets available for plan benefits at end of the year         $ 461,819,260    $ 411,971,663
                                                                  =============    =============

                                                                               3
See accompanying notes.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                          Notes to Financial Statements

                                December 31, 2000


1. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Fund is valued at cost which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Lincoln Life"). Contract value represents net contributions made plus interest at the contract rate. These contracts are fully benefit responsive.

Participant loans are valued at their outstanding balances which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method. Investment purchases and sales are accounted for on a trade date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2. DESCRIPTION OF THE PLAN

The Employees' Savings and Profit Sharing Plan ("Plan") is a contributory, defined contribution plan which covers substantially all employees of LNC and certain of its subsidiaries ("Employer") who meet certain eligibility requirements as defined by the Plan. A participant may make pretax contributions at a rate of at least 1%, but not more than 15% of compensation (not more than 8% for higher compensated employees), up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

The participants are fully vested in their contributions and direct the Plan to invest their contributions in any combination of the investment options offered under the Plan. Participants can direct employer contributions, but only after the contributions have been in the Plan for two full years following the date the last contribution for the plan year was contributed.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)




2. DESCRIPTION OF THE PLAN (CONTINUED)

Employer contributions to the Plan are based on an amount equal to a participant's contributions, not to exceed 6% of eligible earnings, multiplied by a percentage, ranging from 25% to 150%, which is based on LNC's increase in operating income. The Employer match on eligible participants' contributions during their first year of employment is limited to a maximum of 25%. In 1998, The Board of Directors of Lincoln Life approved a provision that provided an additional match up to 50% for the 2000 Plan year based on LNC achieving a certain level of earnings over the three-year period from 1998 through 2000. For the 2000 Plan year, the Employer contribution to the Plan matched 200% of participant contributions up to 6% of eligible earnings.

Employer contributions are invested in the LNC Common Stock Fund. Participants' contributions are fully vested. Employer contributions vest based upon years of service as defined in the Plan document as follows:

              YEARS OF SERVICE                            PERCENT VESTED

                   1                                              0%
                   2                                             50%
                   3 or more                                    100%

The Employer has the right in accordance with the Plan to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's account excluding Employer contributions that have not been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve-month period. A participant may have a maximum of two loans outstanding at any one time. Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of five years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service due to disability, retirement or death, a participant or beneficiary, in case of the participant's death, may elect to receive either a lump-sum amount equal to the entire value of the participant's account, or up to five annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Each participant's account is credited with the participant's contributions, matching contributions from the Employer and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited non-vested amounts are used to reduce future Employer contributions.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)




3. INVESTMENTS

Individual investments greater than 5% of net assets available for plan benefits at December 31, 2000 and 1999 are as follows:

                                                        DECEMBER 31, 2000                    DECEMBER 31, 1999
                                                        -----------------                    -----------------
                                                     NUMBER OF                           NUMBER OF
                                                 SHARES, UNITS       FAIR              SHARES, UNITS      FAIR
                                                  OR PAR VALUE       VALUE             OR PAR VALUE       VALUE
                                                  ------------       -----             ------------       -----

Common stock -- Lincoln
   National Corporation                               4,001,519   $189,321,868 *           4,066,259   $162,650,360*
Pooled separate accounts -- Lincoln Life:
   Core Equity Fund                               2,273,512.771     31,970,509         2,588,567.288      40,546,950
   Medium Capitalization Equity Fund              2,130,732.632     37,330,238         2,133,425.023      38,203,460
   Large Capitalization Equity Fund               2,737,463.338     32,322,365         2,809,872.823      36,516,733
   Investment contracts -- Lincoln Life          $   43,507,028     43,507,208        $   40,006,271      40,006,271

* Nonparticipant-directed.

The investment contracts earned an average interest rate of approximately 6.26% and 6.22% in 2000 and 1999, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 6.75% and 6.50% at December 31, 2000 and 1999, respectively. The rate on new contributions is guaranteed through the succeeding three calendar year quarters. The credited interest rate for the remaining contract value balance at December 31, 2000 and 1999 was 6.25% and was determined based upon the performance of Lincoln Life's general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.5% for the first five contract years, 4.00% for years 6-10 and 3.50% following year 10. The guarantee is based on Lincoln Life's ability to meet its financial obligations out of its general assets. Restrictions may apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

During 2000 and 1999 the Plan's investments (including investments bought, sold as well as held during the year) appreciated (depreciated) in fair value as follows:
                                                       2000            1999
                                                       ----            ----
Fair value as determined by quoted market price:

Common stock                                       $ 35,200,676    $ (2,710,256)
Pooled separate accounts                            (10,792,223)     35,465,253
                                                   ------------    ------------
Total                                              $ 24,408,453    $ 32,754,997
                                                   ============    ============

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)




4.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                            DECEMBER 31
                                                        2000            1999
                                                        ----            ----
ASSETS
Common stock -- Lincoln National Corporation        $189,321,868   $162,650,360
Wells Fargo Bank Short-Term Investment Fund            6,166,156      4,813,397
                                                    ------------   ------------
Total                                               $195,488,024   $167,463,757
                                                    ============   ============


                                                       YEAR ENDED DECEMBER 31
                                                        2000            1999
                                                        ----            ----
CHANGE IN NET ASSETS
Net realized and unrealized
   appreciation (depreciation)
   in fair value of investments                     $ 35,200,676   $ (2,710,256)
Investment income:
   Cash dividends                                      4,878,633      4,363,540
   Interest                                              313,066        285,574
                                                    ------------   ------------
Total investment income                                5,191,699      4,649,114

Contributions:

   Participants                                        3,126,669      3,532,342
   Participating employers (net of forfeitures)       24,429,438     10,635,203
                                                    ------------   ------------
Total contributions                                   27,556,107     14,167,545

Distributions to participants                         (9,511,268)   (11,026,299)
Administrative expenses                                  (92,924)      (131,246)
Net transfers to participant-directed investments    (16,717,694)   (10,998,837)
                                                    ------------   ------------
Total                                               $ 41,626,596   $ (6,049,979)
                                                    ============   ============


5. INCOME TAX STATUS

The IRS ruled on June 20, 1997 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)




6. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan has investments in common stock of LNC, and in pooled separate accounts and investment contracts with Lincoln Life of $189,321,868, $188,930,924 and $43,507,028, respectively, at December 31, 2000 (41%; 40.9% and 9.4% of net
assets, respectively). LNC and Lincoln Life operate predominately in the insurance and financial services industries.

LNC and Lincoln Life also provide certain administrative services at no charge to the Plan. Trustee fees and additional expenses incurred solely for the LNC Stock Fund are charged directly to the LNC Stock Fund. Audit fees are charged to earnings of all investment funds based upon the market value of the respective funds applicable to each investment option. These transactions are exempt.

                                    SCHEDULES

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                                Plan Number: 005
                                 EIN: 35-1140070

         Schedule H, Line 4i -- Schedule of Assets (Held At End of Year)

                                December 31, 2000

                       (b)                                                 (c)                (d)             (e)
                                                              DESCRIPTION OF INVESTMENT
                                                                     INCLUDING MATURITY
         IDENTITY OF ISSUE, BORROWER                            DATE, RATE OF INTEREST,                     CURRENT
            LESSOR OR SIMILAR PARTY                               PAR OR MATURITY VALUE       COST           VALUE

*Common Stock Fund:
   Lincoln National Corporation common stock                 4,001,519 shares              $ 88,263,147   $189,321,868
   Wells Fargo Bank Short-Term Investment Fund               6,166,156 par value              6,166,156      6,166,156
                                                                                           ------------   ------------
                                                                                             94,429,303    195,488,024


*Pooled separate accounts -- The Lincoln National Life Insurance Company:

   Government Bond Fund                             2,484,382.343 participation units**                      4,796,272
   Core Equity Fund                                 2,273,512.771 participation units**                     31,970,509
   Medium Capitalization Equity Fund                2,130,732.632 participation units**                     37,330,238
   Short-Term Fund                                  3,391,952.115 participation units**                     11,604,655
   Government/Corporate Bond Fund                   1,248,754.812 participation units**                      7,914,993
   Large Capitalization Equity Fund                 2,737,463.338 participation units**                     32,322,765
   Balanced Fund                                    1,201,184.044 participation units**                      8,271,041
   High Yield Bond Fund                             1,120,670.715 participation units**                      2,894,062
   Small Capitalization Equity Fund                 2,417,877.928 participation units**                     18,471,054
   Value Equity Fund                                3,088,970.051 participation units**                      6,926,191
   International Equity Fund                        1,379,595.198 participation units**                      8,550,627
   Conservative Balanced Fund                          84,179.182 participation units**                        143,136
   Aggressive Balanced Fund                           217,813.401 participation units**                        462,327
   Delaware Growth and Income Fund                     95,601.560 participation units**                        162,615
   Deutsche VIT Equity 500 Index Fund               2,584,973.821 participation units**                      2,707,975
   VIP II Contrafund                                1,313,614.882 participation units**                      1,406,645
   Janus Fund                                       2,643,516.253 participation units**                      5,329,807
   Mid-Cap Value Fund                                 371,446.082 participation units**                        378,915
   Social Awareness Fund                              243,780.664 participation units**                        249,389
   T Rowe Price International Equity Fund           1,090,554.021 participation units**                      1,430,832
   Global Growth Fund                               2,243,609.446 participation units**                      2,720,762
   Delaware Global Bond Fund                          185,469.374 participation units**                        211,268
   Mid-Cap Growth Fund                              1,624,549.002 participation units**                      2,204,429
   Deutsche VIT Small Cap Index Fund                  419,827.331 participation units**                        470,417
                                                                                                          ------------
                                                                                                           188,930,924
*Investment contracts -- The Lincoln
  National Life Insurance Company
 (Guaranteed Fund)                                            6.25% Interest Rate                           43,507,028

 Participant loans                                Various loans at interest rates
                                                      varying from 8.75% to 10.5%
                                                            due from 2001 to 2020                           13,065,103
                                                                                                          ------------
                                                                                                          $440,991,079
                                                                                                          ============

*  Indicates party-in-interest to the plan.
** Indicates a participant-directed fund. The cost disclosure is not applicable.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                                Plan Number: 005
                                 EIN: 35-1140070

           Schedule H, Line 4j -- Schedule of Reportable Transactions

                          Year ended December 31, 2000

    (a)                         (b)           (c)          (d)              (g)             (h)             (i)
                                                                                       CURRENT VALUE
                                                                                       OF ASSETS ON        NET
IDENTITY OF                DESCRIPTION      PURCHASE     SELLING           COST OF     TRANSACTION         GAIN
PARTY INVOLVED              OF ASSETS        PRICE        PRICE            ASSETS      DATE                (LOSS)
--------------             -----------    -----------    -------          --------     -------------       ------

Category (iii)---Series of transactions in excess of 5 percent of plan assets.

Wells Fargo Bank          Wells Fargo Bank Short-Term Investment Fund:

                           Purchases      $52,748,898                   $52,748,898    $52,748,898

                           Sales                        $51,396,139      51,396,139     51,396,139     $    --


Wells Fargo Bank          Lincoln National Corporation shares
                          of common stock:

                           Purchases       15,634,114                    15,634,114     15,634,114

                           Sales                         20,153,358       9,348,805     20,153,358      10,804,553


Note:  Columns (e) and (f), and categories (i), (ii) and (iv) are not applicable.

                                    SIGNATURE





THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





June 27, 2001                                 By  /s/ George E. Davis
                                                  -------------------
                                                  George E. Davis
                                                  Administrator





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